 Exhibit 99.3

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Zhihu Inc., you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE: ZH; HKEX: 2390)

(1) PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES;
(2) PROPOSED GRANT OF GENERAL MANDATE TO
REPURCHASE SHARES AND/OR ADSS;
(3) PROPOSED RE-ELECTION OF DIRECTORS;
(4) PROPOSED RE-APPOINTMENT OF AUDITOR;
AND
(5) NOTICE OF ANNUAL GENERAL MEETING

A letter from the Board is set out on pages 5 to 9 of this circular.

Notice convening the AGM to be held at Room Landing, Floor 1, Zone B, China Industry-Academy-Research Achievement Transformation Center, No. 18A Xueqing Road, Haidian District, Beijing, the People’s Republic of China on June 26, 2024 at 10:00 a.m. (Beijing Time) are set out on pages 19 to 24 of this circular. A form of proxy for use at the AGM is also enclosed and published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (https://ir.zhihu.com/).

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the AGM in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to JPMorgan Chase Bank, N.A. Whether or not you propose to attend and vote at the said meetings, please complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or your voting instructions to JPMorgan Chase Bank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 10:00 a.m., Hong Kong time, on June 24, 2024 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the AGM; and JPMorgan Chase Bank, N.A. must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the AGM. For the avoidance of doubt, holders of treasury Shares of the Company shall have no voting rights at the Company's general meeting, and for the purpose of the Listing Rules, holders of treasury Shares of the Company, if any, shall abstain from voting at the Company’s general meeting.

May 30, 2024

CONTENTS

Pages

DEFINITIONS		1

LETTER FROM THE BOARD		5

1.	Introduction	5

2.	Proposed Grant of General Mandate to Issue Shares	6

3.	Proposed Grant of General Mandate to Repurchase Shares and/or ADSs	7

4.	Proposed Re-Election of Directors	7

5.	Proposed Re-Appointment of Auditor	8

6.	The AGM and Proxy Arrangement	8

7.	Recommendations	9

8.	Further Information	9

APPENDIX I	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE	10

APPENDIX II	DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION	15

NOTICE OF THE ANNUAL GENERAL MEETING		19

- i -

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“2012 Plan”	the share incentive plan adopted by our Company in June 2012, as amended from time to time

“2022 Plan”	the share incentive plan approved and adopted by our Company on March 30, 2022 to take effect from Listing, as amended from time to time

“ADS(s)”	American depositary share(s), each representing three Class A Ordinary Shares (upon the ADS ratio change taking effect from May 10, 2024). For the avoidance of doubt, prior to the said ADS ratio change, the ratio was two ADSs representing one Class A Ordinary Share

“ADS Record Date”	May 24, 2024 (New York time)

“AGM”	the annual general meeting of the Company to be convened on June 26, 2024 at 10:00 a.m. to consider and, if thought fit, approve, among other things, the Issuance Mandate and the Repurchase Mandate, the proposed re-election of Directors and the proposed re-appointment of auditor

“Articles” or “Articles of Association”	the eleventh amended and restated memorandum and articles of association of the Company adopted by a special resolution passed on June 10, 2022 and effective on the same date

“associate(s)”	has the meaning ascribed to it in the Listing Rules

“Board”	the board of Directors

“business day”	any day (other than a Saturday, Sunday or public holiday in Hong Kong) on which banks in Hong Kong or other relevant jurisdictions are generally open for normal banking business

“CCASS”	Central Clearing and Settlement System, a securities settlement system used within the Hong Kong Exchanges and Clearing Limited market system

DEFINITIONS

“Class A Ordinary Shares”	Class A ordinary shares of the share capital of the Company with a par value of US$0.000125 each, conferring a holder of a Class A Ordinary Share one vote per Share on any resolution tabled at the Company’s general meeting (save for any treasury Shares, the holders of which shall abstain from voting at the Company’s general meetings for the purpose of the Listing Rules)

“Class B Ordinary Shares”	Class B ordinary shares of the share capital of the Company with a par value of US$0.000125 each, conferring weighted voting rights in the Company such that a holder of a Class B Ordinary Share is entitled to ten votes per Share on any resolution tabled at the Company’s general meeting, save for, under the Articles, resolutions with respect to any Reserved Matters, in which case they shall be entitled to one vote per Share

“Company”	Zhihu Inc. 知乎 (formerly known as “Zhihu Technology Limited”), an exempted company with limited liability incorporated in the Cayman Islands on May 17, 2011

“connected person(s)”	has the meaning ascribed to it in the Listing Rules

“Controlling Shareholder(s)”	has the meaning ascribed to it in the Listing Rules and unless the context otherwise requires, refers to Mr. Zhou and the intermediary companies through which Mr. Zhou has an interest in the Company, namely, MO Holding Ltd, South Ridge Global Limited and Zhihu Holdings Inc.

“Depositary”	JPMorgan Chase Bank, N.A., the depositary of the ADSs

“Director(s)”	the director(s) of the Company from time to time

“Group”	the Company, its subsidiaries and its consolidated affiliated entities from time to time

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“HKSCC”	The Hong Kong Securities Clearing Company Limited

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

DEFINITIONS

“Latest Practicable Date”	May 13, 2024, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Listing”	the listing of the Class A Ordinary Shares on the Main Board of the Stock Exchange on April 22, 2022

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Model Code”	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 to the Listing Rules

“Mr. Zhou”	Mr. Yuan Zhou, an executive Director, the Chairman of the Board, the Chief Executive Officer and the founder of the Company

“Nomination Committee”	the nomination committee of the Board

“Reserved Matters”	those resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to the Articles, being: (i) any amendment to the Articles of Association of the Company, including the variation of the rights attached to any class of Shares, (ii) the appointment, election or removal of any independent non-executive Director, (iii) the appointment or removal of the Company’s auditors, and (iv) the voluntary liquidation or winding-up of the Company

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

“Share Record Date”	May 24, 2024 (Hong Kong time)

“Shareholders”	person(s) who are registered as the holder(s) of the Share(s) in the register of members of the Company

“Shares”	the Class A Ordinary Shares and the Class B Ordinary Shares in the share capital of the Company, as the context so requires

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

DEFINITIONS

“subsidiary(ies)”	has the meaning ascribed to it in the Listing Rules

“substantial shareholder(s)”	has the meaning ascribed to it in the Listing Rules

“Takeovers Code”	the Codes on Takeovers and Mergers and Share Buybacks issued by the Securities and Futures Commission in Hong Kong

“treasury Shares”	has the meaning ascribed to it under the Listing Rules which will come into effect on June 11, 2024 and as amended from time to time

“weighted voting right”	has the meaning ascribed to it in the Listing Rules

“WVR Beneficiary”	has the meaning ascribed to it in the Listing Rules and unless the context otherwise requires, refers to Mr. Zhou, being the beneficial owner of the Class B Ordinary Shares which carry weighted voting rights

“WVR Structure”	has the meaning ascribed to it in the Listing Rules

“%”	per cent

LETTER FROM THE BOARD

Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE: ZH; HKEX: 2390)

Executive Directors:	Registered Office:
Mr. Yuan Zhou (Chairman)	PO Box 309
Mr. Dahai Li	Ugland House
Grand Cayman KY1-1104
Non-executive Directors:	Cayman Islands
Mr. Zhaohui Li
Mr. Bing Yu	Head Office and Principal Place of Business in the People’s Republic of China:
Independent Non-executive Directors:	No. 18 Xueqing Road
Mr. Hanhui Sam Sun	Haidian District
Ms. Hope Ni	Beijing
Mr. Derek Chen	People’s Republic of China

Principal Place of Business in Hong Kong: 5/F, Manulife Place 348 Kwun Tong Road Kowloon Hong Kong

May 30, 2024

To the Shareholders

Dear Sir or Madam,

(1) PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES;
(2) PROPOSED GRANT OF GENERAL MANDATE TO
REPURCHASE SHARES AND/OR ADSS;
(3) PROPOSED RE-ELECTION OF DIRECTORS;
(4) PROPOSED RE-APPOINTMENT OF AUDITOR;
AND
(5) NOTICE OF ANNUAL GENERAL MEETING

1.	INTRODUCTION

On behalf of the Board, I would like to invite you to attend the AGM to be held at 10:00 a.m. (Beijing time) at Room Landing, Floor 1, Zone B, China Industry-Academy-Research Achievement Transformation Center, No. 18A Xueqing Road, Haidian District, Beijing, the People’s Republic of China on June 26, 2024.

LETTER FROM THE BOARD

The purpose of this circular is to give you notice of the AGM, and to provide you with information regarding the following proposals to be put forward at the AGM:

(a)	the proposed grant of a general mandate to issue Shares;

(b)	the proposed grant of a general mandate to repurchase Shares and/or ADSs;

(c)	the proposed re-election of Directors; and

(d)	the proposed re-appointment of auditor.

2.	PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES

In order to give the Company the flexibility to issue Class A Ordinary Shares (including any sale or transfer of treasury Shares upon the amendments to the Listing Rules relating to treasury Shares coming into effect on June 11, 2024) if and when appropriate, without needing to convene a general meeting for each and every share issuance, an ordinary resolution will be proposed at the AGM to approve the granting of a general mandate to the Directors to allot, issue or deal with additional Class A Ordinary Shares (including any sale or transfer of treasury Shares out of treasury) not exceeding 20% of the total number of issued and outstanding Shares (excluding any treasury Shares) as at the date of passing of such resolution (the “Issuance Mandate”).

For the avoidance of doubt, subject to Shareholders considering and approving, among others, the Issuance Mandate at the AGM, the Company will only become able to utilize the Issuance Mandate to resell and/or transfer any Shares out of treasury and held as treasury Shares after the proposed amendments to the Listing Rules as to treasury Shares come into effect on June 11, 2024.

As at the Latest Practicable Date, the issued and outstanding share capital of the Company comprised 280,154,747 Class A Ordinary Shares (excluding the 1,893,882 Class A Ordinary Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the share incentive plans of the Company (“Bulk Issuance Shares”) as of the Latest Practicable Date) and 17,674,043 Class B Ordinary Shares. The Company does not hold any treasury Shares as at the Latest Practicable Date. Subject to the passing of the ordinary resolution 3 and on the basis that no further Shares are issued, canceled or repurchased after the Latest Practicable Date and up to the date of the AGM, the Company will be allowed to issue (or transfer out of treasury) a maximum of 59,565,758 Class A Ordinary Shares. The Directors wish to state that they have no immediate plans to issue any new Shares (including to sell or transfer any treasury Shares out of treasury) pursuant to the Issuance Mandate.

In addition, subject to a separate approval of the ordinary resolution 5, the number of Shares and/or Shares underlying the ADSs purchased by the Company under ordinary resolution 4 will also be added to extend the Issuance Mandate as mentioned in ordinary resolution 3 provided that such additional amount shall represent up to 10% of the number of issued and outstanding Shares (excluding any treasury Shares) as at the date of passing the resolutions in relation to the Issuance Mandate and Repurchase Mandate (as defined below).

LETTER FROM THE BOARD

3.	PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES AND/OR ADSS

In order to give the Company the flexibility to repurchase Shares and/or ADSs if and when appropriate, without needing to convene a general meeting for each and every repurchase, an ordinary resolution will be proposed at the AGM to approve the granting of a new general mandate to the Directors to exercise the powers of the Company to repurchase Shares and/or ADSs representing up to 10% of the total number of issued and outstanding Shares (excluding any treasury Shares) as at the date of passing of such resolution (the “Repurchase Mandate”).

As at the Latest Practicable Date, the issued and outstanding share capital of the Company comprised 280,154,747 Class A Ordinary Shares (excluding 1,893,882 Bulk Issuance Shares as of the Latest Practicable Date) and 17,674,043 Class B Ordinary Shares. Subject to the passing of the ordinary resolution 4 and on the basis that no further Shares are issued, canceled or repurchased after the Latest Practicable Date and up to the date of the AGM, the Company will be allowed to repurchase a maximum of 29,782,879 Class A Ordinary Shares.

An explanatory statement required by the Listing Rules to be sent to the Shareholders in connection with the proposed Repurchase Mandate is set out in Appendix I to this circular. This explanatory statement contains all information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the relevant resolution at the AGM.

The Issuance Mandate (including the extended Issuance Mandate) and the Repurchase Mandate, if granted, shall continue to be in force during the period from the date of passing of the resolutions for the approval of the Issuance Mandate (including the extended Issuance Mandate) and the Repurchase Mandate up to (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the period within which the next annual general meeting of the Company is required to be held by the Articles of Association or any applicable laws; or (iii) the date on which the authority set out in the Issuance Mandate (including the extended Issuance Mandate) or the Repurchase Mandate (as the case may be) is revoked or varied by an ordinary resolution of the Shareholders in general meeting, whichever occurs first.

4.	PROPOSED RE-ELECTION OF DIRECTORS

Pursuant to the Articles of Association and the Corporate Governance Code set out in Appendix C1 to the Listing Rules, Mr. Yuan Zhou, Mr. Zhaohui Li and Ms. Hope Ni shall retire at the AGM and, being eligible, will offer themselves for re-election as Directors (the “Nominees”) at the AGM. Details of the retiring Directors are set out in Appendix II to this circular. The proposals for the re-election of the Nominees will be submitted for the Shareholders’ approval at the AGM. The term of office of each Nominee is three years, commencing from the date of approval by the Shareholders at the AGM.

LETTER FROM THE BOARD

For details of Nominees’ interest, please refer to the Appendix II to this circular. Save as disclosed in the Appendix II to this circular, none of the Nominees has any interests in the Shares within the meaning of Part XV of the SFO. Except as stated in the Appendix II to this circular, none of the Nominees currently nor in the past three years, holds any directorships in any listed companies or any other major positions in the Company and its subsidiaries. Save as disclosed in this circular, none of the Nominees has any relationship with any Director, senior management or substantial Shareholders of the Company (as defined in the Listing Rules).

The Nomination Committee of the Company has reviewed the structure and composition of the Board, the confirmations and disclosures given by the Directors, the qualifications, skills and experience, time commitment and contribution of the retiring Directors with reference to the nomination principles and criteria set out in the Company’s Board Diversity Policy and Director Nomination Policy and the Company’s corporate strategy and the independence of the independent non-executive Directors. Ms. Hope Ni, the retiring independent non-executive Director, has confirmed her independence with reference to the factors set out in Rule 3.13 of the Listing Rules. The Nomination Committee and the Board considered that the retiring independent non-executive Director is independent in accordance with the independence guidelines set out in the Listing Rules, and satisfied with all the retiring Directors’ contribution to the Company, which will continue to bring valuable business experience, knowledge and professionalism to the Board for its efficient and effective functioning and diversity. The Nomination Committee and the Board therefore recommended the re-election of all the retiring Directors including the aforesaid independent non-executive Director at the AGM.

Pursuant to Rule 13.74 of the Listing Rules, a listed issuer shall disclose the details required under Rule 13.51(2) of the Listing Rules of any director(s) proposed to be re-elected or proposed new director in the notice or accompanying circular to its shareholders of the relevant general meeting, if such re-election or appointment is subject to shareholders’ approval at that relevant general meeting. Subject to the requirements under the Listing Rules and the Articles of Association, a shareholder may nominate a person to stand for election as a Director.

5.	PROPOSED RE-APPOINTMENT OF AUDITOR

Following the recommendation of the audit committee of the Board, the Board proposed to re-appoint PricewaterhouseCoopers as the auditor of the Company with a term expiring upon the next annual general meeting of the Company; and the Board proposed it be authorized to fix the remuneration of the auditor for the year ending December 31, 2024.

An ordinary resolution in respect of the re-appointment of the auditor of the Company will be proposed at the AGM for consideration and approval by the Shareholders.

6.	THE AGM AND PROXY ARRANGEMENT

The AGM will be held at 10:00 a.m. (Beijing time) at Room Landing, Floor 1, Zone B, China Industry-Academy-Research Achievement Transformation Center, No. 18A Xueqing Road, Haidian District, Beijing, the People’s Republic of China on June 26, 2024.

LETTER FROM THE BOARD

The notice of the AGM is enclosed and is published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (https://ir.zhihu.com/).

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the AGM in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to JPMorgan Chase Bank, N.A. Whether or not you propose to attend and vote at the said meetings, please complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or your voting instructions to JPMorgan Chase Bank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 10:00 a.m., Hong Kong time, on June 24, 2024 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the AGM; and JPMorgan Chase Bank, N.A. must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the AGM.

Pursuant to Rule 13.39(4) of the Listing Rules, any vote by shareholders at a general meeting must be taken by poll except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted only by a show of hands. Therefore, the resolutions to be proposed at the AGM will be voted by way of poll. An announcement on the poll results will be published after the AGM in the manner prescribed under Rule 13.39(5) of the Listing Rules.

Holders of treasury Shares have no voting rights under Cayman Islands law. For the purpose of the Listing Rules, holders of treasury Shares (if any) shall abstain from voting on matters that require shareholders’ approval at the Company’s general meetings.

7.	RECOMMENDATIONS

The Board considers that the above-mentioned resolutions regarding the proposed Issuance Mandate and the Repurchase Mandate, the proposed re-election of the retiring Directors, and the proposed re-appointment of the auditor are in the best interests of the Company and the Shareholders as a whole and accordingly the Directors recommend you to vote in favor of the said resolutions to be proposed at the AGM.

8.	FURTHER INFORMATION

Your attention is drawn to the information set out in the appendices to this circular.

By order of the Board Zhihu Inc. Yuan Zhou Chairman

APPENDIX I         EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

The following is an explanatory statement required by the Listing Rules to be sent to the Shareholders to enable them to make an informed decision on whether to vote for or against the ordinary resolution to be proposed at the AGM in relation to the granting of the Repurchase Mandate.

1.	REASONS FOR REPURCHASE OF SHARES AND/OR ADSS

The Directors believe that the granting of the Repurchase Mandate is in the interests of the Company and the Shareholders as a whole.

Repurchases of Shares and/or ADSs may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share. The Directors are seeking the granting of the Repurchase Mandate to give the Company the flexibility to do so if and when appropriate. The number of Shares and/or ADSs to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time, having regard to the circumstances then pertaining.

The Directors would only exercise the power to repurchase in circumstances where they consider that the repurchase would be in the best interests of the Company and the Shareholders.

2.	SHARE CAPITAL

As at the Latest Practicable Date, the issued and outstanding share capital of the Company comprised 297,828,790 Shares, out of which 280,154,747 were Class A Ordinary Shares (excluding 1,893,882 Bulk Issuance Shares as of the Latest Practicable Date) and 17,674,043 were Class B Ordinary Shares. Subject to the passing of the ordinary resolution set out in item 4 of the notice of the AGM in respect of the granting of the Repurchase Mandate and on the basis that the issued share capital of the Company remains unchanged as at the date of the AGM, the Directors would be authorized under the Repurchase Mandate to repurchase, during the period in which the Repurchase Mandate remains in force, up to a maximum of 29,782,879 Shares, representing 10% of the total number of issued and outstanding Shares (excluding any treasury Shares) as at the date of the AGM.

3.	FUNDING OF REPURCHASES

Repurchases of Shares and/or ADSs will be funded from the Company’s internal resources, which shall be funds legally available for such purpose in accordance with the Articles of Association in effect from time to time, the Listing Rules, the applicable laws of the Cayman Islands and/or any other applicable laws, as the case may be.

APPENDIX I         EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

4.	IMPACT OF REPURCHASES

Based on the current level of trading price of the Company’s Shares and ADSs, the Directors believe that there may not be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the annual report of the Company for the year ended December 31, 2023) in the event that the Repurchase Mandate was to be carried out in full at any time during the proposed repurchase period.

The Directors do not intend to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or its gearing levels which, in the opinion of the Directors, are from time to time appropriate for the Company.

5.	TAKEOVERS CODE

If, on the exercise of the power to repurchase Shares and/or ADSs pursuant to the Repurchase Mandate, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. Accordingly, a Shareholder or a group of Shareholders acting in concert (as defined under the Takeovers Code) could obtain or consolidate control of the Company and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, to the best knowledge and belief of the Directors, the WVR Beneficiary was Mr. Zhou. Mr. Zhou beneficially owns 19,180,535 Class A Ordinary Shares and 17,674,043 Class B Ordinary Shares, representing approximately 42.70% of the voting rights in the total issued share capital of the Company (i.e., 282,048,629 Class A Ordinary Shares (including 1,893,882 Bulk Issuance Shares as of the Latest Practicable Date) and 17,674,043 Class B Ordinary Shares) other than the matters with respect to the Reserved Matters. Pursuant to Rule 8A.15 of the Listing Rules, in the event that the Directors exercise the Repurchase Mandate, the WVR Beneficiary must reduce his weighted voting rights in the Company proportionately through conversion of a proportion of his shareholding into Class A Ordinary Shares, if the reduction in the number of Shares in issue (after deducting any treasury Shares) would otherwise result in an increase in the proportion of Class B Ordinary Shares. As such, to the best knowledge and belief of the Directors, the exercise of the Repurchase Mandate is not expected to give rise to an obligation of Mr. Zhou to make a mandatory offer under the Takeovers Code. The Directors have no present intention to repurchase the Shares and/or ADSs to the extent that will trigger the obligations under the Takeovers Code to make a mandatory offer. The Directors are not aware of any other consequences which may arise under the Takeovers Code as a result of any purchase by the Company of its Shares.

APPENDIX I         EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

In addition, the Directors do not propose to repurchase Shares and/or ADSs which would result in less than the relevant prescribed minimum percentage of Shares in public hands as required by the Stock Exchange.

6.	GENERAL

None of the Directors or, to the best of their knowledge having made all reasonable enquiries, any of their respective close associates (as defined in the Listing Rules) have any present intention to sell any Shares to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

The Company has not been notified by any core connected persons (as defined in the Listing Rules) of the Company that they have a present intention to sell any Shares to the Company, or that they have undertaken not to sell any Shares held by them to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

The Directors will exercise the power of the Company to make repurchases of Shares and/or ADSs pursuant to the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of the Cayman Islands and the Articles of Association. In addition, the Company confirms that neither this explanatory statement nor the proposed repurchase of Shares has any unusual features.

The Company may cancel such repurchased Shares or hold them as treasury Shares (upon the amendments to the relevant Listing Rules coming into effect on June 11, 2024), subject to market conditions and the Group’s capital management needs at the relevant time of the repurchases.

For any treasury Shares deposited with CCASS pending resale on the Stock Exchange, the Company shall (i) procure its broker not to give any instructions to HKSCC to vote at general meetings of the Company for the treasury Shares deposited with CCASS; and (ii) in the case of dividends or distributions, withdraw the treasury Shares from CCASS, and either re-register them in its own name as treasury Shares or cancel them, in each case before the record date for the dividends or distributions, or take any other measures to ensure that it will not exercise any shareholders’ rights or receive any entitlements which would otherwise be suspended under the applicable laws if those Shares were registered in its own name as treasury Shares.

APPENDIX I         EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

7.	MARKET PRICES OF SHARES

The highest and lowest prices per Share at which the Class A Ordinary Shares have been traded on the Stock Exchange during each of the previous 12 months preceding up to and including the Latest Practicable Date were as follows:

	Price per share
Month	Highest	Lowest
	HK$	HK$
2023
May	19.50	15.62
June	19.86	16.32
July	19.50	17.06
August	20.00	15.44
September	16.68	15.06
October	16.96	14.60
November	16.16	13.44
December	14.96	11.34

2024
January	14.46	11.18
February	12.90	10.92
March	12.54	9.99
April	11.84	8.94
May (up to the Latest Practicable Date)	11.16	9.80

APPENDIX I         EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

8.	REPURCHASES OF SHARES MADE BY THE COMPANY

During the six months preceding the Latest Practicable Date, the Company has repurchased a total of 21,566,764 ADSs (representing 10,783,382 Class A Ordinary Shares, based on the ratio of two ADSs representing one Class A Ordinary Share prior to the ADS ratio change effective from May 10, 2024) on the New York Stock Exchange as follows:

New York Stock Exchange

	Number of Class A Ordinary Shares Represented by	Price paid per share
Date of repurchase	ADSs Repurchased	Highest	Lowest
		(US$)	(US$)
November 13, 2023	242,500	2.04	2.02
November 14, 2023	64,800	2.04	2.02
November 15, 2023	238,166	2.04	2.02
November 16, 2023	236,539	2.02	1.98
November 17, 2023	99,372	2.04	2.02
November 20, 2023	242,500	2.04	2.00
November 21, 2023	236,365	2.04	2.00
November 22, 2023	229,928	2.04	1.99
November 24, 2023	242,500	2.04	2.00
November 27, 2023	242,500	2.04	2.01
November 28, 2023	219,089	2.04	2.02
November 29, 2023	242,500	2.04	1.84
November 30, 2023	242,500	1.84	1.32
December 6, 2023	350,000	2.00	1.87
December 7, 2023	450,000	2.00	1.93
December 8, 2023	375,192	2.02	1.94
December 11, 2023	424,857	2.00	1.96
December 13, 2023	436,900	2.00	1.82
December 18, 2023	450,000	1.98	1.89
December 20, 2023	262,449	1.92	1.83
December 26, 2023	500,000	1.98	1.86
January 2, 2024	92,185	1.80	1.78
January 3, 2024	58,399	1.80	1.79
January 4, 2024	278,500	1.79	1.72
January 5, 2024	286,498	1.73	1.70
January 8, 2024	280,750	1.80	1.67
January 9, 2024	278,337	1.79	1.74
January 10, 2024	281,175	1.77	1.71
January 11, 2024	279,850	1.80	1.71
January 12, 2024	275,753	1.80	1.74
January 16, 2024	294,350	1.72	1.61
January 17, 2024	309,586	1.62	1.54
January 18, 2024	297,950	1.67	1.61
January 19, 2024	305,365	1.65	1.58
January 22, 2024	303,196	1.66	1.56
January 23, 2024	294,863	1.69	1.64
January 24, 2024	290,400	1.72	1.66
January 25, 2024	289,096	1.72	1.69
January 26, 2024	132,146	1.73	1.69
March 28, 2024	126,326	1.38	1.35

APPENDIX II      DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

The following are the particulars (as required by the Listing Rules) of the retiring Directors proposed to be re-elected at the AGM.

(1)	MR. YUAN ZHOU

Position and experience

Mr. Yuan Zhou (周源), aged 43, is an executive Director and our Founder, and has served as the Chairman of the Board and the Chief Executive Officer of our Company since our inception. Mr. Zhou is an entrepreneur with over 15 years of experience in internet and media. Since January 2024, Mr. Zhou has served as a director of Beijing ModelBest Intelligent Technology Co., Ltd. (北京面壁智能科技有限責任公司), a portfolio investee of the Company. Prior to founding our Company, Mr. Zhou founded Beijing Nuobote Informational Technology Co., Ltd., a start-up company that focused on the development of big data analytics for e-commerce businesses, from October 2008 to November 2010. Before that, Mr. Zhou worked as a journalist for the IT Management World magazine from June 2006 to December 2007. Mr. Zhou received a bachelor’s degree in computer science and technology from Chengdu University of Technology in China in June 2003 and a master’s degree in software engineering from Southeast University in China in March 2006.

Save as disclosed above, Mr. Zhou has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas.

Length of service

Pursuant to the service agreement between Mr. Zhou and the Company dated March 31, 2022, the term of appointment shall be for an initial term of three years from April 22, 2022 or until the third annual general meeting of our Company after April 22, 2022, whichever is sooner. He is also subject to retirement and re-election at annual general meeting of the Company in accordance with the Articles of Association.

Relationships

As at the Latest Practicable Date, Mr. Zhou does not have any relationships with other Directors, senior management, substantial shareholders (as defined in the Listing Rules) or controlling shareholders (as defined in the Listing Rules) of the Company.

Interest in Shares

As of the Latest Practicable Date, Mr. Zhou is interested in 19,180,535 Class A Ordinary Shares and 17,674,043 Class B Ordinary Shares of the Company pursuant to Part XV of the SFO.

APPENDIX II      DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

Director’s emoluments

Mr. Zhou is not entitled to receive any annual director's fee from the Company.

Other information and matters that need to be disclosed or brought to the attention of the Shareholders

As far as the Directors are aware, there is no information of Mr. Zhou to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules; and there are no other matters concerning Mr. Zhou that need to be brought to the attention of the Shareholders.

(2)	MR. ZHAOHUI LI

Position and experience

Mr. Zhaohui Li (李朝暉), aged 48, is a non-executive Director. Mr. Li has served as our Director since September 2015. Mr. Li joined Tencent in 2011 and has worked there as the vice president and head of mergers and acquisitions department, and as the managing partner of Tencent Investment. Before joining Tencent, Mr. Li served as an investment principal at Bertelsmann Asia Investment from September 2008 to May 2010. Prior to that, Mr. Li held various positions related to product and business in Google and Nokia. Mr. Li also holds directorships at various other public companies. Mr. Li has been a non-executive director of Kuaishou Technology, a company listed on the Stock Exchange with the stock code 1024, since March 2017. He has been a non-executive director of KE Holdings Inc., a company listed on the NYSE (NYSE: BEKE, HKEX stock code: 2423) since December 2018. Mr. Li served as a director of Howbuy Wealth Management Co., Ltd., a company listed on the National Equities Exchange and Quotations with stock code 834418, from December 2013 to August 2022. He served as a director of Fenbi Ltd., a company listed on the Stock Exchange (HKEX stock code: 2469) from December 2020 to March 2023. He also served as a director of Missfresh Limited, a company listed on the Nasdaq (Nasdaq: MF) from June 2017 to November 2021. Mr. Li received a bachelor’s degree in economics from Peking University in July 1998 and an MBA degree from Duke University Fuqua School of Business in May 2004.

Save as disclosed above, Mr. Li has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas.

Length of service

Pursuant to the service agreement between Mr. Li and the Company dated March 31, 2022, the term of appointment shall be for an initial term of three years from April 22, 2022 or until the third annual general meeting of our Company after April 22, 2022, whichever is sooner. He is also eligible for re-election at annual general meeting of the Company in accordance with the Articles of Association.

APPENDIX II      DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

Relationships

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Li does not have any relationships with other Directors, senior management, substantial shareholders (as defined in the Listing Rules) or controlling shareholders (as defined in the Listing Rules) of the Company.

Interest in Shares

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Li was not interested or deemed to be interested in any Shares or underlying Shares of the Company or its associated corporations pursuant to Part XV of the SFO.

Director’s emoluments

Mr. Li is not entitled to receive any annual director’s fee from the Company.

Other information and matters that need to be disclosed or brought to the attention of the Shareholders

As far as the Directors are aware, there is no information of Mr. Li to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules; and there are no other matters concerning Mr. Li that need to be brought to the attention of the Shareholders.

(3)	MS. HOPE NI

Position and experience

Ms. Hong Ni (倪虹), also known as Hope Ni, aged 51, has served as our independent Director since March 2021 and has been re-designated as an independent non-executive Director since April 2022. Ms. Ni has served as an independent non-executive director of Acotec Scientific Holdings Limited (HKEX stock code: 6669) since August 2021, and Digital China Holdings Limited (HKEX stock code: 0861) since September 2010. Ms. Ni has served as an independent director of UCLOUDLINK GROUP INC. (Nasdaq: UCL) since June 2020, and ATA Creativity Global (Nasdaq: AACG) (including its predecessor) since January 2008. Ms. Ni served as a non-executive director of Ingdan, Inc. (formerly known as Cogobuy Group) (HKEX: 0400) since June 2020, and she served as an executive director of Ingdan, Inc. from March 2015 to June 2020. Prior to that, Ms. Ni served as a practicing attorney at Skadden, Arps, Slate, Meagher & Flom LLP from 1998 to 2004 in New York and Hong Kong. Earlier in her career, Ms. Ni worked at Merrill Lynch’s investment banking division in New York. Ms. Ni accumulated extensive corporate governance knowledge and experience through her senior management roles and directorships described above. Ms. Ni received a J.D. degree from University of Pennsylvania Law School in May 1998 and a bachelor’s degree in applied economics and business management from Cornell University in May 1994.

APPENDIX II      DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

Save as disclosed above, Ms. Ni not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas.

Length of service

Pursuant to the director agreement between Ms. Ni and the Company, her initial term of office is three years commencing from April 22, 2022 or until the third annual general meeting of the Company after April 22, 2022, whichever is sooner. Ms. Ni is also eligible for re-election at annual general meeting of the Company in accordance with the Articles of Association.

Relationships

As far as the Directors are aware, as at the Latest Practicable Date, Ms. Ni does not have any relationships with other Directors, senior management, substantial shareholders (as defined in the Listing Rules) or controlling Shareholders (as defined in the Listing Rules) of the Company.

Interest in Shares

As of the Latest Practicable Date, Ms. Ni is interested in 10,000 Class A Ordinary Shares, which represents her director entitlement to receive 10,000 restricted shares (the underlying Shares of which are Class A Ordinary Shares) pursuant to her director agreement with the Company.

Director’s emoluments

Pursuant to the aforesaid director agreement, Ms. Ni is entitled to receive an annual director’s fee of US$52,500 and 10,000 restricted shares (the underlying Shares of which are Class A Ordinary Shares) of the Company.

Other information and matters that need to be disclosed or brought to the attention of the Shareholders

As far as the Directors are aware, there is no information of Ms. Ni to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules; and there are no other matters concerning Ms. Ni that need to be brought to the attention of the Shareholders.

NOTICE OF THE ANNUAL GENERAL MEETING

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE: ZH; HKEX: 2390)

NOTICE OF ANNUAL GENERAL MEETING
to be held on June 26, 2024
(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Zhihu Inc. (the “Company”) will be held at 10:00 a.m., Beijing time on June 26, 2024 at Room Landing, Floor 1, Zone B, China Industry-Academy-Research Achievement Transformation Center, No. 18A Xueqing Road, Haidian District, Beijing, the People’s Republic of China for the purposes of considering and, if thought fit, passing each of the following resolutions (the “Proposed Resolutions”):

1.	as an ordinary resolution, to receive, consider, and adopt the audited consolidated financial statements of the Company as of and for the year ended December 31, 2023 and the reports of the directors of the Company and auditor thereon;

2.	as an ordinary resolution, to re-elect the following retiring directors of the Company:

(a)	(i)	to re-elect Mr. Yuan Zhou as an executive director;

(ii)	to re-elect Mr. Zhaohui Li as a non-executive director;

(iii)	to re-elect Ms. Hope Ni as an independent non-executive director; and

(b)	to authorize the board of directors of the Company (the “Board”) to fix the remuneration of directors of the Company;

NOTICE OF THE ANNUAL GENERAL MEETING

3.	as an ordinary resolution,

“THAT:

(a)	subject to paragraph (c) below, pursuant to the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of the Hong Kong Limited (the “HKEX”), a general unconditional mandate be and is hereby given to the directors of the Company during the Relevant Period (as defined in paragraph (d) below) to exercise all the powers of the Company to allot, issue, and deal with additional Class A ordinary shares (including any sale or transfer of treasury shares (which shall have the meaning ascribed to it under the Listing Rules coming into effect on June 11, 2024) out of treasury) or securities convertible into Class A ordinary shares, or options, warrants, or similar rights to subscribe for Class A ordinary shares or such convertible securities of the Company (other than issuance of options, warrants, or similar rights to subscribe for additional Class A ordinary shares or securities convertible into Class A ordinary shares for cash consideration) and to make or grant offers, agreements, or options (including any warrants, bonds, notes, and debentures conferring any rights to subscribe for or otherwise receive Class A ordinary shares) that would or might require the exercise of such powers;

(b)	the mandate in paragraph (a) above shall be in addition to any other authorization given to the directors and shall authorize the directors to make or grant offers, agreements, and/or options during the Relevant Period that would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the total number of Class A ordinary shares allotted or agreed conditionally or unconditionally to be allotted and issued (whether pursuant to options or otherwise) in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as defined in paragraph (d) below);

(ii)	the grant or exercise of any options under any share option scheme of the Company or any other option scheme or similar arrangements for the time being adopted for the grant or issue to the directors, officers, and/or employee of the Company and/or any of its subsidiaries and/or other eligible participants specified thereunder of options to subscribe for Class A ordinary shares or rights to acquire Class A ordinary shares;

(iii)	the vesting of restricted shares and restricted share units granted or to be granted pursuant to the 2012 Plan and the 2022 Plan of the Company;

NOTICE OF THE ANNUAL GENERAL MEETING

(iv)	any scrip dividend or similar arrangement providing for the allotment and issue of Shares in lieu of the whole or part of a dividend on Shares of the Company in accordance with the Articles of Association of the Company; and

(v)	a specific authority granted by the shareholders of the Company in general meeting;

shall not exceed 20% of the total number of issued and outstanding shares of the Company (excluding any treasury shares) as of the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the shares of the Company into a smaller or larger number of shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the Articles of Association of the Company or any applicable laws; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting;

“Rights Issue” means an offer of shares of the Company, or an offer or issue of warrants, options, or other securities giving rights to subscribe for shares of the Company, open for a period fixed by the directors to shareholders of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares of the Company (subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company).”;

NOTICE OF THE ANNUAL GENERAL MEETING

4.	as an ordinary resolution,

“THAT

(a)	a general unconditional mandate be and is hereby given to the directors of the Company during the Relevant Period (as defined in paragraph (b) below) to exercise all the powers of the Company to purchase its own shares and/or American depositary shares (“ADSs”) on HKEX or on any other stock exchange on which the securities of the Company may be listed and which is recognized by the Securities and Futures Commission of Hong Kong and the HKEX for this purpose, provided that the total number of shares and/or shares underlying the ADSs of the Company that may be purchased pursuant to this mandate shall not exceed 10% of the total number of issued and outstanding shares of the Company (excluding any treasury shares) as of the date of passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the shares of the Company into a smaller or larger number of shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

(b)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws to be held; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders of the Company in general meeting.”;

5.	as an ordinary resolution, THAT conditional upon the passing of resolutions set out in items 3 and 4 of this notice of AGM (the “AGM Notice”), the general mandate referred to in the resolution set out in item 3 of the AGM Notice be and is hereby extended by the addition to the aggregate number of shares that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued (including any sale or transfer of shares of the Company out of treasury that are held as treasury shares) by the directors pursuant to such general mandate of the number of shares and/or shares underlying the ADSs repurchased by the Company pursuant to the mandate referred to in the resolution set out in item 4 of the AGM Notice, provided that such amount shall not exceed 10% of the total number of issued and

NOTICE OF THE ANNUAL GENERAL MEETING

outstanding shares of the Company (excluding any treasury Shares) as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the shares of the Company into a smaller or larger number of shares of the Company respectively after the passing of this resolution); and

6.	as an ordinary resolution, to re-appoint PricewaterhouseCoopers as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2024.

The passing of the Proposed Resolutions requires approval by the holders of Class A ordinary shares and Class B ordinary shares of the Company by a simple majority of the votes cast by the members of the Company present and voting in person or by proxy at the AGM.

The quorum of the AGM shall be one or more members holding in aggregate not less than 10% of all votes attaching to all Shares in issue and entitled to vote at such general meeting (on a one vote per Share basis), present in person or by proxy.

Share Record Date and ADS Record Date

The Board has fixed the close of business on May 24, 2024, Hong Kong time, as the record date (the “Share Record Date”) of Class A ordinary shares and Class B ordinary shares. Holders of record of the Company’s shares (as of the Share Record Date) are entitled to attend and vote at the AGM and any adjourned meeting thereof.

Holders of record of ADSs as of the close of business on May 24, 2024, New York time (the “ADS Record Date”), who wish to exercise their voting rights for the underlying Class A ordinary shares must give voting instructions to JPMorgan Chase Bank, N.A., the depositary of the ADSs.

Proxy Forms and ADS Voting Cards

A holder of shares as of the Share Record Date may appoint a proxy(ies) to exercise his or her rights at the AGM. A holder of ADSs as of the ADS Record Date will need to instruct JPMorgan Chase Bank, N.A., the depositary of the ADSs, as to how to vote the Class A ordinary shares represented by the ADSs. Please refer to the proxy form (for holders of shares) or ADS voting card (for holders of ADSs), both of which are available on our website at ir.zhihu.com.

NOTICE OF THE ANNUAL GENERAL MEETING

Holders of record of the Company’s shares on the Company’s register of members as of the Share Record Date are cordially invited to attend the AGM in person. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of shares) or your voting instructions to JPMorgan Chase Bank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 10:00 a.m., Hong Kong time, on June 24, 2024 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the AGM; and JPMorgan Chase Bank, N.A. must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A ordinary shares represented by your ADSs to be cast at the AGM. For the avoidance of doubt, holders of treasury shares of the Company (if any) are not entitled to vote at the Annual General Meeting.

By Order of the Board of Directors,
Zhihu Inc.

/s/Yuan Zhou
Yuan Zhou
Chairman of the Board

Head Office: No. 18 Xueqing Road Haidian District Beijing People’s Republic of China	Registered Office: PO Box 309 Ugland House Grand Cayman KY1-1104 Cayman Islands

May 30, 2024

As of the date of this notice, the board of directors of the Company comprises Mr. Yuan Zhou and Mr. Dahai Li as executive directors, Mr. Zhaohui Li and Mr. Bing Yu as non-executive directors, and Mr. Hanhui Sam Sun, Ms. Hope Ni, and Mr. Derek Chen as independent non-executive directors.

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